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offee
enesis Café

offee Shop

255 Winthrop Ave. #110
ndianapolis, IN 46220
et directions
oming Soon
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his is a preview. It will become public when you start accepting investment.
arly Investor Bonus: The investment multiple is increased to 1.6 for the next $20,000 invested.
his is a preview. It will become public when you start accepting investment.
HE PITCH
enesis Café is seeking investment to purchase a coffee cart and other equipment to start selling day-
ustomers who want access to the collaborative workspace.
irst LocationOperating Pop-ups
his is a preview. It will become public when you start accepting investment.
UR MISSION

he Speak Easy has a well-established brand and membership base. It also leverages its location on th
ne pedestrian highway of foot traffic south of Broad Ripple. Genesis Cafe plans on capitalizing on this
ot only sell coffee to visitors but also operate the point of sales system where people can purchase da
ollaborative workspace.

n 2012 it was Indy's first co-working space in central Indiana.
is a hub in Indianapolis for entrepreneurs, freelancers, business owners, students, and remote worker
has a strong community of members who are already excited about the potential of a coffee shop loc
he space contains 4 separate meeting rooms.

Our hope is to have a permanent espresso bar located within The Speak Easy by the end of year one
into acting as an event catering service serving at other locations.

Year one: Consists of a moveable coffee cart within the co-working space which will also be used to
meetups.

Year one continued: After the permanent fixed setup is established, we will begin reallocating portio
nonprofits in Indianapolis with capital funding needs.

Year two: By the end of year one we will build out a permanent fixed setup in the cowering space.

This is a preview. It will become public when you start accepting investment.

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This is a preview. It will become public when you start accepting investment.

THE TEAM

Hascall Shaffer II

Founder - CEO

Hascall, a Navy Veteran, began his entrepreneurial journey four years ago when he risked his stable,
passion. This journey began at The Speak Easy, where he surrounded himself with entrepreneurs by
Through a relationship with a local coffee roaster, he began to delve into the world of coffee, realizin
have to affect change and cultivate community. Hascall took the last two years to learn about roastir
coffee roaster, and crafting his skills as a barista. The past four years have culminated to this point-
coffee shop.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

One time purchases (Equipment) $14,000

Overhead Expenses For 3 Months $9,500

Mainvest Compensation $1,500

Total $25,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $72,453 $172,989 $193,402 $208,487 $223,081

Cost of Goods Sold $15,457 $36,904 $41,259 $44,477 $47,591

Gross Profit $56,996 $136,085 $152,143 $164,010 $175,490

EXPENSES

Salaries $35,405 $84,533 $94,508 $101,879 $109,010

Insurance $456 $467 $478 $489 $501

Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No operating history

Genesis Café was established in February, 2021. Accordingly, there are limited financial statements a
When evaluating this investment opportunity, investors should consider factors outlined in the risk s

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Genesis Café's fundraising. How
additional funds from alternate sources at a later date.

Other challenges

Genesis Café has had the following other challenges that are not otherwise captured in the Financia
or the Financial Statements:

Does the unique location of a co-working space allow for viability?

Close proximity of at least 2 coffee shops within a 5 minute drive.

Unique operating hours on weekends due to private events being hosted in the co-working/event sp

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of Genesis Café to make the payments you expect, an
back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
Café competes with many other businesses, both large and small, on the basis of quality, price, loca
Changes in customer preference away from Genesis Café's core business or the inability to compete
competitors could negatively affect Genesis Café's financial performance.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions will
over which Genesis Café and the key persons will have no control. Changes in assumptions or their u
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary sig
outcomes. Consequently, there can be no assurance that the actual operating results will correspond
Additionally, Genesis Café is a newly established entity and therefore has no operating history from
with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Genesis Café might need to raise more capital in the future to fund/expand operations, buy property
members, market its services, pay overhead and general administrative expenses, or a variety of oth
additional capital will be available when needed, or that it will be available on terms that are not adve
Genesis Café is unable to obtain additional funding when needed, it could be forced to delay its busi
altogether.

Changes in Economic Conditions Could Hurt Genesis Café

Factors like global or national economic recessions, changes in interest rates, changes in credit marl
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p
crises, among other factors are unpredictable and could negatively affect Genesis Café's financial pe
operate. In the event Genesis Café ceases operations due to the foregoing factors, it can not guarar
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth
as a public offering of shares (for example, publicly-traded firms must generally provide investors wi

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Genesis Café's management will coincide: you both
successful as possible. However, your interests might be in conflict in other important areas, includir
to act conservative to make sure they are best equipped to repay the Note obligations, while Genesi
aggressively to invest in the business. You would like to keep the compensation of managers low, wh
as they can.

Future Investors Might Have Superior Rights

If Genesis Café needs more capital in the future and takes on additional debt or other sources of fina
rights superior to yours. For example, they might have the right to be paid before you are, to receive
voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major U
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Genesis Café or management), which is responsible for monitoring Genesi
Genesis Café will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Genes
than your initial expectations.

You Do Have a Downside

Conversely, if Genesis Café fails to generate enough revenue, you could lose some or all of your mor

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Genesis Café, and the revenue of Genesis Café
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when.
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any c

Subordination

Investor Discussion

Genesis Café isn't accepting investments right now, but is trying to get a sense of how they should s
need to provide any money, and we won't be accepting money or selling securities, until all of its forr
obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the of
if you so choose.

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